Exhibit 99.2

Q4/FY’22 Financial Results Conference Call NASDAQ & TASE: KMDA March 15, 2023

FORWARD LOOKING STATEMENT This presentation is not intended to provide investment or medical advice . It should be noted that some products under development described herein have not been found safe or effective by any regulatory agency and are not approved for any use outside of clinical trials . This presentation contains forward - looking statements, which express the current beliefs and expectations of Kamada’s management . Such statements include the 2023 financial guidance, the information on the slide titled : “Financial Growth Trajectory,” and “ 5 Significant Catalysts Driving Double Digit Growth” projected future royalties from Takeda for Glassia, success of the inhaled AAT clinical study, its benefits and potential market size, success of the U . S . plasma collection expansion and revenue potential, and success in launching new products in the Israeli distribution business segment . These statement involve a number of known and unknown risks and uncertainties that could cause Kamada's future results, performance or achievements to differ significantly from the prospected results, performances or achievements expressed or implied by such forward - looking statements . Important factors that could cause or contribute to such differences include, but are not limited to, risks relating to Kamada's ability to successfully develop and commercialize its products and product candidates, the progress and results of any clinical trials, the introduction of competing products, the continued market acceptance of Kamada’s commercial products portfolio, the impact of any changes in regulation and legislation that could affect the pharmaceutical industry, the difficulty of predicting, obtaining or maintaining U . S . Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment, restrains related to third parties’ IP rights and changes in the health policies and structures of various countries, success of M&A strategies, environmental risks, changes in the worldwide pharmaceutical industry and other factors that are discussed under the heading “Risk Factors” of Kamada’s 202 2 Annual Report on Form 20 - F (filed on March 15 , 202 3 ) as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . This presentation includes certain non - IFRS financial information, which is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS . The non - IFRS financial measures may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies . In accordance with the requirement of the SEC regulations a reconciliation of these non - IFRS financial measures to the comparable IFRS measures is included in an appendix to this presentation . Management uses these non - IFRS financial measures for financial and operational decision - making and as a means to evaluate period - to - period comparisons . Management believes that these non - IFRS financial measures provide meaningful supplemental information regarding Kamada’s performance and liquidity . Forward - looking statements speak only as of the date they are made, and Kamada undertakes no obligation to update any forward - looking statement to reflect the impact of circumstances or events that arise after the date the forward - looking statement was made, except as required by applicable securities laws . You should not place undue reliance on any forward - looking statement and should consider the uncertainties and risks noted above, as well as the risks and uncertainties more fully discussed under the heading “Risk Factors” of Kamada’s 202 2 Annual Report on Form 20 - F (filed on March 15 , 202 3 ) as well as in Kamada’s recent Forms 6 - K filed with the U . S . Securities and Exchange Commission . 2 Kamada / March 2023

6 FDA approved products ; global commercial network selling in over 30 countries 2023 revenue guidance of $138M - $146M; EBITDA of $22M - $26M; rapidly growing; positive cash flow; compelling financial profile Multiple growth drivers with significant upside potential and limited downside ri sk KAMADA HIGHLIGHTS 6 3 Kamada / March 2023 Kamada is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions The company is a leader in the specialty plasma - derived field focused on diseases of limited treatment alternatives Kamada is advancing an innovative development pipeline targeting areas of significant unmet medical need

FINANCIAL GROWTH TRAJECTORY Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses 4 Kamada / March 2023 Strategic acquisition & multiple catalysts drove 2022 financial turnaround & expected 2023 growth 104 129 138 - 146 2021 2022 2023 Revenues US$M 6 18 22 - 26 2021 2022 2023 EBITDA US$M 2023 represents annual guidance 2023 represents annual guidance Record Annual Operating Cash Flow - $28.6 Million in Fiscal Year 2022

5 SIGNIFICANT CATALYSTS DRIVING DOUBLE DIGIT GROWTH

Contribution to overall revenue (by estimated proportion of each catalyst)



CYTOGAM (~$23M FY22) & KEDRAB (~$16M FY22) significant growth in the U.S. @ over 50% GM



6 IgG products marketed in over 30 countries, including WHO (~$44M FY22)



Israeli distribution growth, including launch of Biosimilar products (~$27M FY22)



Glassia royalties $10M-$20M/year through 2040 (~$12M FY22)



Glassia ex-U.S. (~$6M FY22) @ 40% GM

5

Kamada / March 2023

FDA - APPROVED S PECIALITY PLASMA PRODUCTS; KEY FOCUS ON TRANSPLANTATION & RARE CONDITIONS 6 Kamada / March 2023 CYTOGAM® [Cytomegalovirus Immune Globulin Intravenous (Human)] Prophylaxis of cytomegalovirus disease associated with transplantation KEDRAB/KAMRAB® [Rabies Immune Globulin (Human)] Post exposure prophylaxis of rabies infection WINRHO® [Rho(D) Immune Globulin (Human)] Treatment of immune thermobocytopunic purpura (ITP) & suppression of Rh isoimmunization (HDN) HEPGAM B® [Hepatitis B Immune Globulin (Human)] Prevention of HBV recurrence following liver transplantation VARIZIG® [Varicella Zoster Immune Globulin (Human)] Post - exposure prophylaxis of varicella in high - risk patient groups GLASSIA® [Alpha1 - Proteinase Inhibitor (Human)] Augmentation therapy for Alpha - 1 Antitrypsin Deficiency (AATD)

STRATEGIC ENTRY INTO THE U.S. PLASMA COLLECTION MARKET Kamada Plasma was established in Q 1 20 21 through the acquisition of an FDA - licensed plasma collection center in Texas ; focus ed on collecting hyper - immune plasma for specialty IgG ’ s o Strategic transaction which advances Kamada ’ s objective to evolve into a fully integrated specialty plasma company, enhancing self - supply for our hyperimmune products o Planning to open additional centers in the U . S . , collecting hyper - immune plasma , as well as normal source plasma (NSP) o Average annual revenues of a mature collection center ranges between $ 8 M - $ 10 M 7 Kamada / March 2023

• Non - invasive, at - home treatment. Expected better ease of use and quality of life for AATD patients than current IV standard of care • Most effective mode of treatment for delivering therapeutic amounts of AAT directly into the airways • Studied in more than 200 individuals to date, with an established safety profile • Demonstrated positive effect on lung function (FEV1) decline in a previous placebo - controlled study • Only 1/8th of the IV AAT dosing, more cost - effective; favorable market access landscape • The leading new innovative AATD treatment in advanced clinical stage (Ph - 3) 8 Kamada / March 2023 Global, double - blind, randomized, placebo - controlled pivotal Phase 3 clinical trial to test the safety and efficacy of inhaled AAT in patients with AATD. Study design meets FDA and EMA’s requirements INHALED AAT ANTICIPATED BENEFITS

KAMADA INVESTMENT HIGHLIGHTS 9 Kamada / March 2023 A global leader; focused on areas of limited treatment alternatives Financially attractive ; profitable; cash - generating; continued double digit growth 6 FDA approved products with significant worldwide growth potential Leading innovative product for AAT Deficiency in late stage development; targeting a market of over $1B Significant upside potential with limited downside

SUMMARY FINANCIAL DATA Adjusted EBITDA is defined as net income, plus (i) tax expense, (ii) financial income (expense), net, (iii) depreciation and amortization ; and (v) non - cash share - based compensation expenses US $ M 20 21 2022 Details PROPRIETARY 76 103 36% YoY increase DISTRIBUTION 28 27 TOTAL REVENUES 104 129 25% YoY increase GROSS PROFIT 31 47 54% YoY increase GROSS MARGIN 3 0% 36% OPEX (31) (42) NET PROFIT (0) (2) Amortization ($7.1M) & finance costs on LT liabilities ($6.8) ADJ . EBITDA 6 18 2022 EBITDA @ 14%, within annual guidance CASH 19 34 $15M positive cash flow; $29 positive cash flow from operations ASSETS 319 322 Including acquisition related intangible assets ($143M) LIABILITIES (38) (45) Including, current, lease and LT employe benefits BANK LOAN (20) (17) 5 - year term loan CONTINGENT LIABILITIES (84) (85) Acquisition related contingent liabilities EQUITY (177) (176) 10 Kamada / March 2023 Strong 2022 performance demonstrates successful strategic transition

March 15, 202 3 THANK YOU WWW.KAMADA.COM